

July 23, 2019

Vance Chang
Chief Financial Officer
YogaWorks, Inc.
5780 Uplander Way
Culver City, CA 90230

> **Re: YogaWorks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed March, 27 2019**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2019**
> **Filed May 14, 2019**
> **File No. 001-38151**

Dear Mr. Chang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarters Ended March 31, 2019

Liquidity and Capital Resources
Selected Cash Flow Data, page 22

1. We note your presentation of a Non-GAAP measure called Adjusted studio operating cash flows, which we discussed on our call of June 5, 2019. Please revise future periodic filings and eliminate the measure as Adjusted studio operating cash flows violates Item 10(e)(1)(ii)(A) of Regulation S-K because it excludes charges or liabilities that required, or will require, cash settlement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Larry Spirgel, Assistant Director, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications